Filed by Tutogen Medical, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange
Act of 1934
Subject Company: Regeneration Technologies, Inc.
Commission File No.: 0-31271

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies, Inc. and Tutogen Medical, Inc., including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about Tutogen’s anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to Tutogen’s agreements with its distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in Tutogen’s public filings on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Tutogen’s S.E.C. filings may be obtained by contacting the company or the S.E.C. or by visiting Tutogen’s website at www.tutogen.com or the S.E.C.’s website at www.sec.gov.

Important Additional Information and Where to Find It

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the S.E.C. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the S.E.C., as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the S.E.C.’s Internet website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Regeneration Technologies’ website (http://www.rtix.com) or Tutogen’s website (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the S.E.C. filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, CFO, Tutogen Medical, Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615.

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated February 5, 2007, for Tutogen’s annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following is the Tutogen Medical, Inc. Analyst Meeting Conference on November 14, 2007.

Merger Announcement: RTIX and TTG

Merger creates a leading global biologic company

Regeneration Technologies, Inc. (RTIX)

Brian Hutchison, Chairman, President and CEO

Tutogen Medical, Inc. (TTG)

Guy Mayer, President and CEO

FORWARD LOOKING STATEMENT

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies, Inc and Tutogen Medical, Inc., including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to agreements with distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in public filings by Regeneration Technologies on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Regeneration Technologies’ S.E.C. filings may be obtained by contacting Regeneration Technologies or the S.E.C. or by visiting Regeneration Technologies’ Web site at www.rtix.com or the S.E.C.’s Web site at www.sec.gov.

MORE INFORMATION

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC.

Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at RTI’s website (http://www.rtix.com) or Tutogen’s website (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, CFO, Tutogen Medical Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615.

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated February 5, 2007, for Tutogen’s annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement /prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

MERGER ANNOUNCEMENT

On November 13, 2007, Regeneration Technologies, Inc. and Tutogen Medical, Inc. announced a merger to create the leading provider of sterile biologic solutions for patients around the world, reaching a broad range of markets and medical specialties with a diversified mix of implants through established distribution channels.

ABOUT THE TRANSACTION

Terms of the deal:

Tax-free, stock-for-stock exchange

Tutogen shareholders will receive 1.22 shares of newly issued RTI common stock in exchange for each share of Tutogen common stock they own Expect to close in Q1 2008, subject to regulatory and other customary conditions

Pro forma ownership of the combined company*:

~ 55% RTI shareholders ~ 45% TTG shareholders

*Ownership of the company on a diluted basis

56 million shares outstanding

COMBINED COMPANY

Combined company will be the leading provider of sterile biologic solutions for patients around the world, reaching a broad range of markets with a diversified mix of implants and distribution channels.

Headquarters: Alachua, Fla. with offices in United States, Germany and France

65,000 sq ft pharmaceutical grade processing facility in Alachua (RTI)

26,000 sq ft processing facility in Alachua (TTG)

33,000 sq ft processing facility in Germany built in 2007 (TTG)

Approximately 750 employees

COMBINED LEADERSHIP

Executive Leadership:

Brian Hutchison, Chairman and CEO Guy Mayer, President

focused on international activities and sales and marketing

Tom Rose, VP, CFO and Secretary Bob Johnston, VP Finance

Board of Directors:

Total of 12 directors

Seven directors from RTI board, including Hutchison Five members of Tutogen board, including Mayer

COMBINED COMPANY HIGHLIGHTS

Combines Tutogen’s strength in the tissue membrane markets and expertise in xenograft applications with RTI’s strength in innovation and leadership in the orthopedics markets

Combined company can maximize BioCleanse® and Tutoplast® processing superiority

Strengthens product introductions and regulatory approvals

BENEFITS OF MERGER

Diversification of markets, enabling company to help more patients with sterile biologics

Expansion into membrane-based markets Maintain strong growth in spine and dental

Balanced distribution model with reduced concentration risk

Accelerated growth of xenograft products

Combination of strong recovery networks

Strong U.S. recovery network combined with leading international recovery network Significant increase in tissue in support of hernia and breast reconstruction

Expansion of distribution and marketing team

IMPLANT SEGMENTS

Int’l Other 6% 26%

Spine 43%

Sports Med 25%

Other

14% Int’l Spine 28% 10%

Dent. 48%

Surgical Spec Other BGS 6% 5% 10%

Int’l Spine 14% 32%

Dental Sports 17% Med 16%

Combined RTI Tutogen Company

COMBINED IMPLANT SEGMENTS

RTI Tutogen Combined

Spine ? ? ?

Sports Medicine ? ?

Bone Graft Substitutes ? ?

General Orthopedic ? ?

Other ? ?

Dental ? ?

Urology ? ?

Hernia ? ?

Ophthalmology ? ?

Breast Reconstruction ? ?

ENT ? ?

International ? ?

KEY DISTRIBUTORS

Int’l 6% Other 34%

MSD 60%

Other

14% Int’l 28%

ZMH 58%

Int’l ZMH

14% 22%

MSD Other 37% 27%

Combined RTI Tutogen Company

COMBINED FINANCIAL HIGHLIGHTS

>$30 million in cash at Dec. 31, 2007 and generate positive operating cash flow

Strong balance sheet with very little debt

Accretive to RTI’s 2008 GAAP earnings per share

$5-6MM of identified 2008 cost savings when fully implemented

Significant revenue enhancement opportunities

XENOGRAFT GROWTH

Leverage distribution with Tutogen’s $6MM in international xenograft revenue

Experienced in distributing and developing clinical data for xenograft applications

Join RTI’s portfolio of spine, sports medicine and general orthopedic xenograft implants with Tutogen’s implants for accelerated growth.

EXPAND GEOGRAPHICALLY

Guy Mayer to lead international activities Facilities in U.S., Germany and France New 33k sq ft German processing facility

Regulatory approval of facility and products Holds contract processing agreements

Leading international recovery network

Cost savings Large supply

Strong international network of >40 distributors

INVESTMENT HIGHLIGHTS

Experienced management team Large, growing markets Superior products

Proprietary, validated sterilization processes Improved tissue sources Broad distribution opportunities Strong balance sheet

COMPANY INFORMATION

Regeneration Technologies, Inc.

www.rtix.com IR@rtix.com

Tutogen Medical, Inc.

www.tutogen.com bjohnston@tutogen.com